Exhibit 21.1

SUBSIDIARIES OF EVERSIDE HEALTH GROUP, INC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Paladina DPC Holdings Co. LLC	Delaware, U.S.
Healthstat, Inc.	North Carolina, U.S.
Everside Health, LLC (fka Paladina Health, LLC) Activate Healthcare, LLC	Delaware, U.S. Indiana, U.S.
R-Health, Inc.	Pennsylvania, U.S.